

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Via E-mail
Valerie Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, Florida 32202

> **Re:** **Jacksonville Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 10, 2013**
> **File No. 000-30248**

Dear Ms. Kendall:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please revise the proxy statement to include financial statements under Item 13 of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required. Please consider Note A to Schedule 14A, Item 11 and 13 for the private placement and the conversion.

2. Add a section that discusses the pro forma effects of the transactions, including (1) the impact of the private placement and the conversion into voting common stock and non-voting common stock for the quarter ended September 30, 2012 and the year ended December 31, 2011 and (2) your regulatory and other capital ratios on an "as reported" basis and pro forma for the transactions.

Questions and Answers

3. Include disclosure in this section that provides the exact amounts of the dilutive effect on earnings per share and the book value per share of your voting common stock. In addition, revise to include the percentage by which existing shareholders' ownership will decrease.

What is the voting recommendation of the Board, page 6

4. Please identify in this section, and again in Proposal 2, the directors and executive officers who participated in the offering and quantify the equity compensation they will receive, as interpreted by NASDAQ Rule 5635, as a result of the conversion.

5. Add a cross reference to the section entitled "Interests of Certain Persons" on page 43.

Proposal 1

Purpose of the Amendment, page 7

6. Revise your disclosure to include the description of the 19 investors that was provided in your current report on Form 8-K filed January 3, 2013. In addition, confirm whether, any of the investors other than CapGen will beneficially own more than 5% of your outstanding voting common stock as a result of the conversion. If so, please revise the proxy statement throughout to identify such persons and add them to the revised table on page 44. In addition, amend your current report on Form 8-K filed January 3, 2013 to disclose the identities of such persons.

Security Ownership of Certain Beneficial Owners and Management, page 44

7. Revise to present the common stock and Series A Preferred Stock in the same table. Add columns showing the amount of common stock that the beneficial owners will hold after the conversion and their percentages of ownership if the proposals are approved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

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